Exhibit 99.1

BAYTEX CONFERENCE CALL ON FOURTH QUARTER
AND YEAR-END 2013 RESULTS TO BE HELD MARCH 13, 2014

CALGARY, ALBERTA (March 6, 2014) - Baytex Energy Corp. (TSX, NYSE: BTE) will release its 2013 fourth quarter and year-end financial and operating results and year-end 2013 reserve information prior to the opening of markets on Thursday, March 13, 2014. A conference call and webcast will be held shortly thereafter to discuss the results and address investor questions.

Conference Call Details:

Date: Thursday, March 13, 2014

Time: 9:00 a.m. MST (11:00 a.m. EST)

Dial-in: 416-340-8527 or toll free in North America 1-800-766-6630

Webcast: http://www.gowebcasting.com/5287

An archived recording of the conference call will be available until March 20, 2014 by dialing 1-800-408-3053 within North America (Toronto local dial 905-694-9451, International toll free 800-3366-3052) and entering reservation code 7295600. The conference call will also be archived on the Baytex website at www.baytexenergy.com

Baytex Energy Corp. is a dividend-paying oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Williston Basin in the United States. Approximately 89% of Baytex's production is weighted toward crude oil. Baytex pays a monthly dividend on its common shares which are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE. The subscription receipts issued by Baytex to fund a portion of the purchase price for Aurora Oil & Gas Limited trade on the Toronto Stock Exchange under the symbol BTE.R.

For further information about Baytex, please visit our website at www.baytexenergy.com, or contact:

Brian Ector, Vice President, Investor Relations

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com